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                            January 10, 2022

       George Syllantavos
       Co-Chief Executive Officer
       Growth Capital Acquisition Corp.
       300 Park Avenue, 16th Floor
       New York, New York, 10022

                                                        Re: Growth Capital
Acquisition Corp.
                                                            Amendment No. 2
Registration Statement on Form S-4
                                                            Filed December 17,
2021
                                                            File No. 333-259391

       Dear Mr. Syllantavos:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       General

   1. We note that you revised some of your disclosures to reflect that you will need approval of holders of a
majority of the outstanding shares of GCAC Class A common stock to be voted in favor of the
Amended and Restated Charter Proposal in order to have the
                                                        Business Combination
approved. Please ensure that your disclosures regarding votes required for approval
of your proposals in consistent throughout. For example, we note that on page 126 you
state that the approval of the Amended and Restated Charter
                                                        Proposal requires the
affirmative vote of a majority of the issued and outstanding GCAC common stock. Please
clearly describe the approval required for each proposal.
       Revenue, page 230
 George Syllantavos
Growth Capital Acquisition Corp.
January 10, 2022
Page 2
2. We note your disclosure that the "prototype development agreement" accounted for $1.2 million of $3.2 million total revenue for the nine months ended September 30, 2021.
         Please disclose the material terms of this agreement and file the agreement as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation
S-K.
Executive and Director Compensation of Cepton , page 274

3. Please update your compensation disclosure as of the fiscal year ended December 31,
         2021.

       You may contact SiSi Cheng at (202)-551-5004 or John Cash at
(202)-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Asia Timmons-Pierce at
(202)-551-3754 with any
other questions.



FirstName LastNameGeorge Syllantavos                           Sincerely,
Comapany NameGrowth Capital Acquisition Corp.
                                                               Division of
Corporation Finance
January 10, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName